Filed pursuant to Rule 433

March 12, 2012

Relating to

Preliminary Prospectus Supplement dated March 12, 2012 to

Prospectus dated September 29, 2010

Registration Statement  No. 333-169633-02

Duke Energy Indiana, Inc.
$250,000,000 First Mortgage Bonds, Series UUU, 4.20%, Due March 15, 2042

Pricing Term Sheet

Issuer:	Duke Energy Indiana, Inc.

Ratings (Moody’s/ S&P)*:	A2/A (stable/stable)

Settlement:	March 15, 2012; T+3

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2012

Security Description:	First Mortgage Bonds, Series UUU, 4.20%, Due March 15, 2042

Principal Amount:	$250,000,000

Maturity:	March 15, 2042

Coupon:	4.20%

Benchmark Treasury:	3.125% due November 15, 2041

Benchmark Treasury Yield:	3.161%

Spread to Benchmark Treasury:	+105 bps

Yield to Maturity:	4.211%

Initial Price to Public:	99.814% per Bond

Redemption Provisions

At any time before September 15, 2041, the Mortgage Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Mortgage Bonds to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption ) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points, plus in each case accrued interest to the date of redemption.

At any time on or after September 15, 2041, the Mortgage Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to 100% of the principal amount of such Mortgage Bonds to be redeemed plus accrued interest to the date of redemption.

CUSIP:	263901 AD2

ISIN:	US263901AD25

Book-Running Managers:	RBC Capital Markets, LLC RBS Securities Inc. UBS Securities LLC

Co-Managers:

China International Capital Corporation Hong Kong Securities Limited (with CICC US Securities, Inc. acting as its selling agent in the United States)
Fifth Third Securities, Inc.
PNC Capital Markets LLC

*Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at (866) 375-6829, RBS Securities Inc. toll-free at (866) 884-2071 or UBS Securities LLC toll-free at (877) 827-6444 (ext. 561-3884).